Mail Stop 6010

March 2, 2007

Lee-Lean Shu
President and Chief Executive Officer
GSI Technology, Inc.
2360 Owen Street
Santa Clara, CA 95054

      Re: GSI Technology, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 16, 2007
              Registration No. 333-139885

Dear Mr. Shu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to prior comment 3 and reissue the prior comment. We will not object if you identify the joint booking-running managers on the back cover page of your prospectus.

Prospectus Summary, page 1

2.   We note your response to prior comment 5. If you elect to retain your disclosure regarding your leadership position, please revise your disclosure to clarify how you have defined that leadership position.

Summary Financial Data, page 4

3.   We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

Management's Discussion and Analysis

Overview, page 29

4.   We note your response to prior comment 10. Based on publicly available information, it appears that SMART Modular has proprietary products that could compete with your products. If so, please include appropriate disclosure, including any appropriate risk factor disclosure. Alternatively, please provide us with a more detailed analysis as to why you believe that SMART Modular's proprietary products could not compete with your products and that there are no material risks that Cisco could source memory products directly from SMART Modular.

Part II of Registration Statement

Note 10 Stock Option Plans, page F-23

5.   Please refer to prior comment 21. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring evaluation until the estimated offering price is specified.

6.   We note that on page 42, you refer to using the valuation of an independent third-party when determining fair value of common stock. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Item 17 – Undertakings, page II-3

7.   We note your response to prior comment 23. Please note, however, that the staff of the Division of Corporation Finance has taken the position that, due, in part, to the language of Securities Act Rule 430C(d), and your ability to use free writing prospectuses, the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be

included in filings for initial public offerings. Please revise your filing to include those undertakings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Dennis C. Sullivan, Esq.